UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PDS GAMING CORPORATION

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

69329T 10 5

(CUSIP Number)

Johan P. Finley
PDS Gaming Corporation
6170 McLeod Dr.
Las Vegas, NV 89120
(702) 736-0700

with copies to:

Brian A. Sullivan, Esq.
Bryan Cave LLP
120 Broadway, Suite 300
Santa Monica, CA 90401
(310) 576-2100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 27, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69329T 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Johan P. Finley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 943,586

	8.	Shared Voting Power 11,200 shares

	9.	Sole Dispositive Power 943,586

	10.	Shared Dispositive Power 11,200 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 954,786 shares (includes 11,200 shares held as co-trustee for minor child also claimed by spouse as co-trustee)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
(Excludes 267,586 shares beneficially owned by spouse with sole voting power for which beneficial interest is disclaimed)

13.	Percent of Class Represented by Amount in Row (11) 24.76%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lona M. B. Finley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 267,586

	8.	Shared Voting Power 11,200 shares

	9.	Sole Dispositive Power 267,586

	10.	Shared Dispositive Power 11,200 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 278,786 (includes 11,200 shares held as co-trustee for minor child also claimed by spouse as co-trustee)

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
(Excludes 943,586 shares beneficially owned by spouse with sole voting power for which beneficial interest is disclaimed)

13.	Percent of Class Represented by Amount in Row (11) 7.30%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter D. Cleary

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 151,207

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 151,207

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 151,207

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.84%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Item 1 is hereby amended and restated to read in its entirety as follows:

This Amendment No. 1 to Schedule 13D relates to the Common Stock, par value $.01 per share (“Common Stock”), of PDS Gaming Corporation, a Minnesota corporation (the “Company”), and amends and supplements the information contained in the Schedule 13D filed on March 7, 2003 (the “Schedule 13D”).  The address of the Company’s principal executive offices is 6170 McLeod Dr., Las Vegas, Nevada 89120.

In accordance with Rule 13d-2 promulgated under the Securities Exchange Act of 1934 (the “Act”), this Amendment No. 1 to Schedule 13D amends and supplements only information that has materially changed since the filing of the Schedule 13D on March 7, 2003.

Item 2.	Identity and Background
Item 2 is hereby amended and restated to read in its entirety as follows:

(a)-(c)  This Amendment No. 1 to Schedule 13D is being filed jointly by Johan P. Finley, Peter D. Cleary, and Lona M. B. Finley.  All of the filers of this Amendment No. 1 to Schedule 13D are collectively referred to herein as the “Group.”  The Joint Filing Agreement of the members of the Group is attached as Exhibit 1 hereto.  The Group, acting as a group, may be deemed to have acquired “beneficial ownership” within the meaning of Section 13(d) of the Act, and the rules and regulations promulgated thereunder, of the shares of Common Stock reported in this Amendment No. 1 to Schedule 13D, because, in virtue of the making of the Proposal (as defined in Item 4 infra), they may be deemed to have formed a “group” within the meaning of Section 13(d) of the Act for the purpose of acquiring, holding, voting or disposing of equity securities of the Company.

The business address of Johan P. Finley is 6170 McLeod Dr., Las Vegas, Nevada 89120. Mr. Finley is the founder of the Company and is its Chief Executive Officer and Chairman of its Board of Directors.
The business address of Peter D. Cleary is 6170 McLeod Dr., Las Vegas, Nevada 89120. Mr. Cleary is the President and Chief Operating Officer of the Company, and a member of its Board of Directors.

The business address of Lona M. B. Finley is 6170 McLeod Dr., Las Vegas, Nevada 89120.  Ms. Finley is the Secretary, Chief Administrative Officer and Executive Vice President of the Company, and a member of its Board of Directors.

(d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) All of the individuals who are members of the Group are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and restated to read in its entirety as follows:

In order to effectuate the proposed Going Private Transaction (as defined in Item 4 infra) in accordance with the terms of the Letter of Intent (as defined in Item 4 infra), the members of the Group would pay for each outstanding share of Common Stock not owned by them (i) cash in the amount of $1.25 on the date of the closing of the Merger (as defined in Item 4 infra) (the “Closing Payment”), and (ii) $0.50 in cash on each of the first, second and third anniversaries of such date (the “Post-Closing Payments”).  The amount of the Closing Payment would be approximately $3,500,000, which the Group anticipates would be funded from the proceeds of one or more loans extended to the Acquisition Vehicle (as defined in Item 4 infra).  The aggregate amount of the Post-Closing Payments would be approximately $3,900,000, which the Group anticipates would be funded from cash generated by the operations of the Company’s business after the closing of the Merger (the “Closing”).

On January 27, 2004, the Acquisition Vehicle entered into a commitment letter agreement with Cochran Road, LLC (“Cochran”), a Delaware limited liability company (the “Commitment Letter”), pursuant to which Cochran has committed, subject to the satisfaction on or before June 30, 2004 of each of the conditions precedent set forth in the Commitment Letter, including, without limitation, the satisfactory completion by Cochran of its due diligence review and the negotiation and execution of definitive documentation satisfactory to Cochran and the Acquisition Vehicle, to provide to the Acquisition Vehicle a senior secured term loan for a term of five years in the maximum principal amount of $5.5 million (the “Loan”).  In the event that the Loan transaction is consummated, the net proceeds of the Loan would be used by the Acquisition Vehicle to, inter alia, fund the Closing Payment and pay certain expenses incurred in connection with the Going Private Transaction.  The Commitment Letter provides that the Loan is to have an interest rate of 12% per annum, and requires the Acquisition Vehicle to pay certain other fees and expenses to Cochran in connection with the Commitment Letter and the Loan.  The Commitment Letter further provides that the Loan is to be secured (i) on a first priority basis, by all rights of the Acquisition Vehicle under a management agreement to be entered into between the Acquisition Vehicle and the Company after the consummation of the Going Private Transaction, (ii) to the extent permitted under applicable law and regulations, on a first priority basis, by a pledge of all of the Acquisition Vehicle’s equity in the Company, and (iii) to the extent permitted by applicable law and regulations, by a secured guaranty of the Company.

The description of the Commitment Letter set forth above is summary in nature, is not intended to be a complete description thereof and is qualified in its entirety by reference to the full text of the Commitment Letter, a copy of which is filed as Exhibit 3 hereto and incorporated by reference herein.

Item 4.	Purpose of Transaction
Item 4 is hereby amended and restated to read in its entirety as follows:

Pursuant to a Letter of Intent, dated as of February 23, 2003, as amended to extend its term until April 15, 2004, between the members of the Group, on the one hand, and the Company, on the other hand (the “Letter of Intent”), the Group has proposed (the “Proposal”) to acquire each of the outstanding shares of the Company’s capital stock not owned by the members of the Group in exchange for (i) cash in the amount of $1.25 and (ii) a deferred payment right consisting of the right to receive an aggregate of $1.50 in three equal installments payable on the first, second and third anniversaries of the Closing (the “Going Private Transaction”).  Pursuant to the terms of the Letter of Intent, the acquisition would be effected by means of the merger of a company specially formed for the purpose by the members of the Group (the “Acquisition Vehicle”), or a wholly-owned subsidiary thereof, with the Company (the “Merger”).  Upon consummation of the Merger, the holders of the equity interests in the Acquisition Vehicle immediately prior thereto would own, directly or indirectly, all of the outstanding shares of the capital stock of the Company.  The Company thereupon would cease to be authorized to be quoted on the NASDAQ SmallCap Market, and would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.  The Commitment Letter provides that it would be an event of default under the Loan if the Acquisition Vehicle does not merge into the Company on or before April 1, 2005.  Other than as described above, the members of the Group have no current plans or proposals in place which would result in any of the consequences enumerated in paragraphs (a) – (j) of Item 4 of Schedule 13D, but reserve the right, at any time and from time to time, to review or reconsider their positions and to formulate other or additional plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated to read in its entirety as follows:

The percentages used in this Amendment No. 1 to Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 3,806,222, reported as the number of outstanding shares thereof, as of November 5, 2003, on the Company’s Form 10-Q filed on November 14, 2003.

(1) Johan P. Finley
(a) Aggregate number of shares beneficially owned: 954,786* Percentage: 24.6%

*50,000 of which are represented by currently exercisable options (or options exercisable within 60 days of the date hereof) to acquire such shares
(b) 1. Sole power to vote or to direct vote: 943,586
2. Shared power to vote or to direct vote: 11,200
3. Sole power to dispose or to direct the disposition: 943,586
4. Shared power to dispose or to direct disposition: 11,200

(c)                        Since the filing of the Schedule 13D on March 7, 2003, Mr. Finley allowed options held by him covering an aggregate of 46,000 shares of Common Stock to expire unexercised, and options previously granted to him covering 20,000 shares of Common Stock vested.

(d)-(e) Not applicable.
(2) Lona M. B. Finley
(a) Aggregate number of shares beneficially owned: 278,786* Percentage: 7.30%

*10,500 of which are represented by currently exercisable options (or options exercisable within 60 days of the date hereof) to acquire such shares
(b) 1. Sole power to vote or to direct vote: 267,586
2. Shared power to vote or to direct vote: 11,200
3. Sole power to dispose or to direct the disposition: 267,586
4. Shared power to dispose or to direct disposition: 11,200

(c)                        Since the filing of the Schedule 13D on March 7, 2003, Ms. Finley allowed options held by her covering an aggregate of 124,091 shares of Common Stock to expire unexercised, and options previously granted to her covering 1,500 shares of Common Stock vested.

(d)-(e) Not applicable.

(3) Peter D. Cleary
(a) Aggregate number of shares beneficially owned: 151,207* Percentage: 3.84%

*133,000 of which are represented by currently exercisable options (or options exercisable within 60 days of the date hereof) to acquire such shares
(b) 1. Sole power to vote or to direct vote: 151,207
2. Shared power to vote or to direct vote: 0
3. Sole power to dispose or to direct the disposition: 151,207
4. Shared power to dispose or to direct disposition: 0

(c)                        Since the filing of the Schedule 13D on March 7, 2003, options previously granted to Mr. Cleary covering 20,000 shares of Common Stock vested, and he purchased 3,849 shares of Common Stock pursuant to the Company’s Employee Stock Purchase Plan.

(d)-(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and restated to read in its entirety as follows:

Other than the Joint Filing Agreement filed as Exhibit 1, and the Letter of Intent filed as Exhibit 2, to the Schedule 13D on March 7, 2003, and the Commitment Letter filed as Exhibit 3 with this Amendment No. 1 to Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended and restated to read in its entirety as follows:

No.	Description

1	Joint Filing Agreement

2	Letter of Intent

*3	Commitment Letter

*  Filed herewith

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2004
/s/ Johan P. Finley
Johan P. Finley

/s/ Peter D. Cleary
Peter D. Cleary

/s/ Lona M. B. Finley
Lona M. B. Finley